Casella Waste Systems, Inc.

25 Greens Hill Lane

Rutland, Vermont 05701

August 26, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Casella Waste Systems, Inc.
Registration Statement on Form S-3
File No. 333-175107
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Casella Waste Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-175107), as amended, filed by the Registrant and the guarantors listed therein (the “Registration Statement”), so that it may become effective at 10:00 a.m. on August 30, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Casella Waste Systems, Inc.

		By:	/s/ John W. Casella

John W. Casella
Chairman and Chief Executive Officer

cc:	Jeffrey A. Stein, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP